Solar America Corp.

1135 Hodges Street

Lake Charles, Louisiana 70601

March 12, 2012

Pamela Long

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N E

Washington, D.C. 20549

Re:	Solar America Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed February 6, 2012

File No.333-175148

Dear Ms. Long:

By letter dated February 15, 2012, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Solar America Corp. (the “Company,” “we,” “us” or “our”) with its comments on the Company’s Registration Statement on Form S-1/A, filed on February 6, 2012 (the “Form S-1” or the “Registration Statement”). We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s response.

Financial Statements

1. Please ensure that your financial statements and corresponding financial information throughout the filing comply with Rule 3-12 of Regulation S-X.

RESPONSE: The Company has amended the Registration Statement to include financial statements and other corresponding financial information in compliance with Rule 3-12 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page F-1

2. The report states that your auditors have audited the balance sheet of Solar N Stuff, Inc. (Predecessor) as of December 31, 2009 and the related statements of operations, stockholders ‘equity (deficit) and cash flows for the period from January 1, 2010 to December 15, 2010 and as of December 31, 2009 (Predecessor Periods). Please have them revise to state, if true, that they have audited the related statements of operations, stockholders ‘equity (deficit) and cash flows for the year ended December 31, 2009 rather than as of December 31, 2009.

.

RESPONSE: The Company’s auditors have amended the Registration Statement to reflect that they have audited the relevant statements of operations, stockholders ‘equity (deficit) and cash flows for the year ended December 31, 2009 rather than as of December 31, 2009.

Further, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Brian Barrilleaux

Brian Barrilleaux

Chief Executive Officer